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SECURITIES AND EXCHANGE COMMISSION RECEIVED ... 2006 ... SECTION

06050223

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSENBLATT SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BROAD STREET - 26th FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD A ROSENBLATT 212-943-5225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 16 2006
THOMSON FINANCIAL

B

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A ABRAMOWITZ & CO
(Name – *if individual, state last, first, middle name*)

122 EAST 42nd STREET - STE 1518, NY, NY 10168
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 9 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RICHARD A ROSENBLATT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSENBLATT SECURITIES INC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2010

Signature

President & CEO
Title

Robin Richel
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash & cash equivalents	$ 223,734
Escrow deposit	100,000
Receivable from broker-dealers and clearing organization	306,589
Receivable from employees	7,650
Investment in RSI Europe Ltd	59,792
Furniture and equipment, net of accumulated depreciation of $ 814,693	125,543
Prepaid expenses and other assets	28,106
TOTAL ASSETS	$ 851,414

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 181,499
Payable to clients	177,624
TOTAL LIABILITIES	$ 359,123
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,500 shares issued and outstanding	2,500
Additional paid-in-capital	647,227
Undistributed profits	(157,436)
TOTAL SHAREHOLDERS' EQUITY	$ 492,291
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 851,414

The accompanying notes are an integral part of the financial statements.